Exhibit 99.1

FCA to announce 2017 First Quarter Results on April 26

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) announced today that its financial results for the first quarter of 2017 will be released on Wednesday, April 26, 2017.

A live audio webcast and conference call of the 2017 first quarter results will begin at 16:00 CEST / 15:00 BST/ 10:00 EDT on Wednesday, April 26.

Details for accessing this presentation are available in the Investors section of the Group's website at www.fcagroup.com. For those unable to participate in the live session, a replay will remain archived on the corporate website (www.fcagroup.com) for two weeks after the call.

London, 19 April 2017

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com